Exhibit 1

ORCKIT COMMUNICATIONS LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Thursday, June 23, 2005 at 3:30 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	election of Miri Gelbman and Moshe Nir as outside directors for a second three-year term, commencing at the end of their present term on November 12, 2005;

(3)	approval of amendments to our articles of association pursuant to amendments to the Companies Law and related amendments to indemnification letter agreements in favor of our directors;

(4)	approval of a plan to simplify our capital structure by way of potential exchanges during the next few years of all of the stock options of Corrigent for options for up to 10% of the outstanding Ordinary Shares (on a fully diluted basis) of the Company;

(5)	approval of certain amendments to the employment agreement of each of Eric Paneth and Izhak Tamir to, among other things, reduce annual bonus, reduce annual salary and reduce percentage for future salary adjustments and a grant of options to purchase our Ordinary Shares;

(6)	reappointment of Kesselman & Kesselman as our auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2004.

Shareholders of record at the close of business on May 16, 2005 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Eric Paneth Chairman of the Board of Directors and Chief Executive Officer Izhak Tamir President

Dated: May 17, 2005

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of proxies for use at the 2005 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, June 23, 2005 at 3:30 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

        The agenda of the Annual General Meeting will be as follows:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	election of Miri Gelbman and Moshe Nir as outside directors for a second three-year term, commencing at the end of their present term on November 12, 2005;

(3)	approval of amendments to our articles of association pursuant to amendments to the Companies Law and related amendments to indemnification letter agreements in favor of our directors;

(4)	approval of a plan to simplify our capital structure by way of potential exchanges during the next few years of all of the stock options of Corrigent for options for up to 10% of the outstanding Ordinary Shares (on a fully diluted basis) of the Company;

(5)	approval of certain amendments to the employment agreement of each of Eric Paneth and Izhak Tamir to, among other things, reduce annual bonus, reduce annual salary and reduce percentage for future salary adjustments and a grant of options to purchase our Ordinary Shares;

(6)	reappointment of Kesselman & Kesselman as our auditors; and

(7)	consideration of our audited financial statements for the year ended December 31, 2004.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on May 16, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about May 23, 2005 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On May 16, 2005, 13,976,091 Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

        The following table sets forth, as of April 30, 2005 (except as specified otherwise), the number of our ordinary shares, which constitute our only voting securities, beneficially owned by all shareholders known to us to own more than 5% of our outstanding ordinary shares. As of April 30, 2005, 13,872,771 of our ordinary shares were outstanding. All share numbers in this Proxy Statement reflect a three-for-one share split, effected by way of a distribution of bonus shares in April 2005.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	1,539,063		11.0%
Izhak Tamir (2)	1,539,063		11.0%
Phylon Fund Limited and affiliate (3)	990,000		7.1%
All directors and executive officers as a group (13 persons)	3,440,876	(4)	24.0%

(1)(2)	Includes, in the case of each of Messrs. Paneth and Tamir, 60,000 ordinary shares issuable upon the exercise of outstanding options that are currently vested or vest within the next 60 days. In addition, options held by Messrs. Paneth and Tamir for Corrigent common stock may be exchanged for options for ordinary shares of Orckit as described in Item 4 below.

(3)	Based on a Schedule 13G/A, dated February 10, 2005, of Phylon Fund Limited and Phylon Investment Advisers LLP filed with the Securities and Exchange Commission.

(4)	Includes 482,750 ordinary shares which may be purchased pursuant to outstanding options that are currently vested or vest within the next 60 days. In addition, stock options of Corrigent held by directors and executive officers of Orckit may be exchanged for options for ordinary shares of Orckit as described in Item 4 below.

AGENDA OF THE ANNUAL GENERAL MEETING

Item 1 – Election of Directors

        At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal.

        A brief biography of each nominee is set forth below:

        Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd.

        Mr. Tamir has been President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003.

        Mr. Arkin has served as Chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000 and as Chairman of MadahCom Communications Ltd., a spread-spectrum communications company, since January 2000. Since March 2005, he has served as a director of Shamir Optical Industry Ltd., a Nasdaq-listed company. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

Required Approval

        The affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED,that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Jed M. Arkin be elected to the Board of Directors of the Company, effective immediately.

RESOLVED,that Moti Motil be elected to the Board of Directors of the Company, effective immediately.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2 – Election of Outside Directors

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the”Companies Law”) to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

        The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors must include at least one outside director.

        The initial three-year term of two of our outside directors, Miri Gelbman and Moshe Nir, will terminate on November 12, 2005. Accordingly, at the Meeting, shareholders will be asked to re-elect each of Ms. Gelbman and Mr. Nir as an outside director for a second three-year term ending in 2008. Our third outside director, Yair Shamir, was re-elected as an outside director in 2003 and will continue to serve as such until 2006.

        A brief biography of each of the nominees is set forth below:

    Ms. Gelbman has served since 1999 as founder and General Manager of Milgal Ltd., an Israeli privately-owned appliance distribution and service company. From 1984 to 1998, she was employed by IBM Israel in various positions. Her last role with IBM was as Manager of Quality and Customer Relationship Management (CRM).

    Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in economics from Tel Aviv University, and an M.B.A. degree and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

Required Approval

        The election of outside directors requires the affirmative vote of 66-2/3% of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Miri Gelbman be re-elected as an outside director of the Company, commencing at the end of her present term on November 12, 2005.

RESOLVED, that Moshe Nir be re-elected as an outside director of the Company, commencing at the end of his present term on November 12, 2005.”

        The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

Item 3	– Approval of Amendments to Our Articles of Association Pursuant to Amendments to the Companies Law and Related Amendments to the Indemnification Letter Agreements in Favor of Our Directors

        In March 2005, several sections of the Company’s Law were amended. Some of these amendments relate to issues contained in our articles of association and to our indemnification letters issued in favor of our directors. We therefore propose to amend our articles of association and indemnity letters accordingly. If the proposed amendments to our articles of association are approved, we will restate our articles of association and refer to them thereafter as our “Sixth Amended and Restated Articles of Association”.

        Alternate Directors. The Companies Law authorizes directors to appoint alternate directors in their stead, provided that the company’s articles of association so permit. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director does not absolve the appointing director of his or her responsibilities. The appointment may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, none of our directors has appointed an alternate director pursuant to a general appointment. However, members of our board may, from time to time, appoint alternate directors for a specific meeting or board action.

        The March 2005 amendment to the Companies Law prohibits an outside director from appointing an alternate director, except that, under certain conditions, an outside director may appoint another outside director to serve as an alternate member of a committee of the board of directors on which he or she is not a member. In addition, the March 2005 amendment permits a director to serve as an alternate member of a committee of the board of directors on which he or she is not a member.

        Board Action without a Meeting. The March 2005 amendment to the Companies Law clarifies that, unless the articles of association provide otherwise, the board of directors is entitled to adopt a resolution without convening a meeting if all the directors entitled to vote thereon agree not to convene a meeting on that subject. The majority required to pass such a resolution is the same majority required to pass resolutions at meetings. Currently, our articles of association allow the board to adopt a resolution without a meeting only if all the directors entitled to vote thereon consent to such resolution.

        Indemnification of Directors. The Companies Law authorizes a company to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

(i)	a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator’s award approved by court; and

(ii)	reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

        The March 2005 amendment adds an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

        Indemnification Agreements. We have provided indemnification letter agreements in favor of our officers and directors agreeing to indemnify them to the fullest extent permitted by law. In light of the March 2005 amendments to the Companies Law described above, our audit committee and board of directors have approved modifications to such indemnification letter agreements to conform to the amendments and to ensure that our directors have indemnification to the fullest extent permitted by law. The total amount of indemnification for financial obligations (excluding expenses) that we undertook towards all persons whom we have undertaken to indemnify for the events described in such indemnification letters is limited to an aggregate amount of $20,000,000.

Required Approval

        The proposed amendments to our articles of association and our indemnification letters in favor of directors require the approval of our audit committee, board of directors and shareholders. The affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required to approve the proposed amendments to our articles of association. The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required to approve the proposed amendment to the indemnification agreements in favor of our directors. The amendment to the indemnification agreements will not be made if the proposed amendments to our articles of association are not approved.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the Company’s Fifth Amended and Restated Articles of Association be amended as set forth below. Words proposed to be added are shown in boldface and underlined, and words proposed to be deleted are shown in strikethrough format.

–	that Article 45(a) be amended as follows:

(a) A Director may, by written notice to the Company, appoint a natural person ~~who is not a Director~~ as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

–	that paragraph (f) be added to Article 45 as follows:

‘(f) Notwithstanding Article 45(a), (i) no person shall be appointed as the Alternate Director for more than one Director and (ii) except as otherwise specifically permitted by the Companies Law, (A) no External Director may appoint an Alternate Director and (B) no Director may serve as an Alternate Director.’

–	that Article 36(c) be amended as follows:

‘(c) A resolution ~~in writing signed by~~ may be adopted by the Board of Directors without convening a meeting if all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Audit Committee ~~[“Va’adat Bikoret”]~~, and, in the absence of such determination, by the Chairman of the Board of Directors) ~~or to which all such Directors~~ have given their consent ~~(by letter, telegram, telex, facsimile [telecopier] or otherwise), or their oral consent by telephone (provided that a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.~~ (in any manner whatsoever) not to convene a meeting. Such a resolution shall be adopted if approved by a majority of the Directors entitled to vote thereon (as determined as aforesaid). The Chairman of the Board shall sign any resolutions so adopted, including the decision to adopt said resolutions without a meeting.’

–	that Article 70(c) be amended as follows:

‘(c) Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii) reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii) reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that, in respect of Article 70(c)(i), the undertaking is limited to ~~categories of~~ events which in the opinion of the Board of Directors ~~can be foreseen~~ are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (bb) retroactively.’

        RESOLVED, that the Company’s amended indemnification agreements in favor of its directors who may serve from time to time, as approved by the Company’s Audit Committee and Board of Directors and described in the Company’s Proxy Statement relating to the Meeting, be approved.

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4	– Approval of a Plan to Simplify our Capital Structure by way of Potential Exchanges During the Next Few Years of up to all Corrigent Stock Options for Options for up to 10% of the Ordinary Shares of Orckit

        In 2000, we founded Corrigent Systems Inc., a Delaware corporation (“Corrigent”), as a wholly owned subsidiary. We had initially planned to invite outside investors to help us finance the operations of Corrigent. However, due to Corrigent’s rapid technological accomplishments, we decided to defer such third-party investments and the concomitant dilution to our holdings in Corrigent. Today, Corrigent constitutes our principal business and source of revenue and income.

        Since its founding, Corrigent has issued stock options to various employees and directors of Corrigent and Orckit pursuant to Corrigent’s stock option plan. These options are exercisable for shares of Corrigent common stock representing today approximately 10% of Corrigent’s capital stock outstanding on a fully diluted basis. These Corrigent options generally vest over a period of four years from the date of grant and are excercisable for par value, $0.01 per share.

        Orckit currently owns approximately 90% of Corrigent’s capital stock outstanding on a fully diluted basis. In order to simplify the capital structure of Orckit, we wish to increase our fully diluted ownership percentage of Corrigent. To accomplish this goal, we desire to be able to offer holders of Corrigent options the opportunity to exchange their vested Corrigent options for vested options to purchase our Ordinary Shares as permitted by the Corrigent stock option plan. The Orckit options would be exercisable at a price of $0.01 per share. We believe that this plan to simplify the capital structure of Orckit and its main subsidiary Corrigent, and to own as large a percentage of Corrigent’s share capital as possible, is in our best interests. If we offer to exchange all of the stock options issued by Corrigent, and if all the stock option holders agree to exchange their Corrigent options, we would own 100% of Corrigent’s capital stock.

        We expect not to make any exchanges prior to January 1, 2006. If an exchange occurs on or after January 1, 2006, based on accounting rules currently expected to go into effect as of January 1, 2006, we would not be required to record an expense in our financial statements under U.S. generally accepted accounting principles in connection with these exchanges, to the extent that the fair value of the options for Orckit Ordinary Shares that we offer to each option holder in exchange for Corrigent options does not exceed the fair value of the Corrigent options being exchanged. Our goal is to structure any exchange to avoid having to record an expense in our financial statements.

        Our Audit Committee and Board of Directors, as well as the Board of Directors of Corrigent, approved the general terms for a series of potential exchanges, to be performed from time to time over a period of a few years at the discretion of our Stock Option Committee pursuant to general criteria for option grants to our employees, for up to all the outstanding stock options of Corrigent, which constitute 10% of the outstanding capital stock of Corrigent (on a fully diluted basis), as follows:

—	Our Stock Option Committee, composed of Eric Paneth, Izhak Tamir and Yair Shamir, and the Board of Directors of Corrigent, will determine the persons, other than Messrs. Paneth and Tamir, who will be offered an exchange, the percentage of a holder’s options that may be exchanged at any one time and the terms of each exchange, subject to the approval of the holder thereof. Our independent Audit Committee will determine the amount and terms with respect to exchanges of Corrigent stock options held by Messrs. Paneth and Tamir, provided that:

a)	no exchanges by either Eric Paneth or Izhak Tamir will be made earlier than 24 months from the date of the Meeting; and

b)	the percentage of their options that may be exchanged and the terms offered to them will be no more favorable than the percentage and terms offered to any other holder of Corrigent options.

—	Corrigent options are exercisable for the par value of Corrigent shares, $0.01 per share. Similarly, the Orckit options would be exercisable for $0.01 per share.

—	The issuance of Orckit Ordinary Shares upon the exercise of Orckit options received in any exchange will be covered by a Registration Statement on Form S-8, which means that the Ordinary Shares of Orckit issued upon exercise of the options of Orckit will be freely tradable by any holder who is not an affiliate of Orckit.

—	The first exchange will not occur prior to January 1, 2006 and will consist of options to purchase no more than 450,000 Orckit Ordinary Shares.

—	Our Audit Committee and Board of Directors, after consultation with an independent financial adviser, Giza Zinger Even Ltd. (the “Financial Adviser”), determined that the current fair market value of 10% of the outstanding capital stock of Corrigent (on a fully diluted basis)is equal to the value of 10% of the outstanding Ordinary Shares of Orckit (on a fully diluted basis). The considerations that the Financial Adviser used to determine the valuations of Orckit and Corrigent were based on analyses of comparable public companies and discounted cash flows.

—	In any event, we will not issue, on an aggregate basis, options for more than 10% of the outstanding Ordinary Shares of Orckit (on a fully diluted basis after giving effect to such issuances) in exchange for all of Corrigent’s options. For these purposes, the total amount of Ordinary Shares of Orckit outstanding on a fully diluted basis at any time is equal to the number of Ordinary shares outstanding plus the number of Ordinary Shares issuable pursuant to outstanding Orckit options, warrants or convertible securities, if any, plus the maximum aggregate number of options for Orckit Ordinary Shares that could be issued in exchange for Corrigent options. For example, as of April 30, 2005, we had 13,872,771 Ordinary Shares outstanding and outstanding options to purchase 3,311,575 Ordinary Shares. Thus, as of April 30, 2005, the maximum number of options for Orckit Ordinary Shares that could have been issued in exchange for Corrigent options would have been options for 1,909,372 Ordinary Shares.

—	In any exchange, we will not issue Orckit options that represent a percentage of the fully diluted ownership of Orckit that is greater than the percentage of the fully diluted ownership of Corrigent represented by the Corrigent options to be exchanged. For example, if the first exchange is for stock options constituting 2.5% of the outstanding capital stock of Corrigent (on a fully diluted basis), then we would issue in this exchange the lesser of (i) an amount of options for Ordinary Shares of Orckit equal to the fair market value of these Corrigent stock options on the exchange date or (ii) options for Ordinary Shares constitututing 2.5% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuance) on the exchange date. In this example, in all future exchanges, we would issue options for up to an aggregate of 7.5% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuances) on the respective dates of such exchanges even if the options issued in the first exchange were for less than 2.5% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuance).

—	Corrigent will not issue any additional options. Subject to the approvals by our Stock Option Committee or Audit Committee as discussed herein, only vested stock options of Corrigent will be offered to be exchanged and the vesting schedule of the unvested Corrigent stock options will not be modified in connection with any exchange. Unvested Corrigent options will be available for exchange as they become vested. Since the outstanding Corrigent options vest through the end of 2008, it is expected that the series of exchanges will not be completed earlier than the end of 2008.

        Eric Paneth, our Chairman of the Board and Chief Executive Officer, and Izhak Tamir, our President and one of our directors, are holders of Corrigent options who could be offered the opportunity to exchange these options for options for Orckit Ordinary Shares. Mr. Paneth is also a director of Corrigent, and Mr. Tamir is its Chairman of the Board. Under Israeli law, the participation of Messrs. Paneth and Tamir in any exchange requires the approval of our Audit Committee, Board of Directors and shareholders, in that order. Mr. Paneth and Mr. Tamir each hold vested options to purchase common stock representing approximately 1.9% of Corrigent’s outstanding capital stock (on fully diluted basis) and, under the terms of the potential exchanges, each of them could be offered to exchange their Corrigent stock options for Orckit options equal to their fair market value on the date of exchange, but not to exceed options for approximately 1.9% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuances). By way of illustration, if all the stock options of Corrigent were exchanged on April 30, 2005, each of Mr. Paneth and Mr. Tamir would have received options for approximately 362,780 Ordinary Shares of Orckit exercisable at a price of $0.01 per share. Our Audit Committee and Board of Directors have approved in principle the exchanges of the Corrigent options of Messrs. Paneth and Tamir, subject to shareholder approval, and our Audit Committee will determine the amount and terms of any such exchanges, provided that the percentage of their options that may be exchanged and the terms offered to Mr. Paneth or Mr. Tamir will be no more favorable than the percentage and terms offered to any other holder of Corrigent options, and provided further that no exchanges by either Eric Paneth or Izhak Tamir will be made earlier than 24 months from the date of the Meeting.

        At the Meeting, our shareholders will be asked to approve the potential exchanges of Corrigent stock options for options for Orckit Ordinary Shares, as set forth above, for purposes of the Companies Law and the Nasdaq Marketplace Rules. We expect that exchanges will occur from time to time commencing in 2006, but we cannot assure you that any exchanges will occur.

Required Approval

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that potential exchanges by the respective holders of vested stock options to purchase common stock of Corrigent representing up to an aggregate of 10% of the outstanding capital stock of Corrigent (on a fully diluted basis) for options for Ordinary Shares of the Company equal to the fair and reasonable market value of the Corrigent stock options on the date of exchange thereof, but not to exceed options for an aggregate of 10% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such exchanges) as of the respective dates of such exchanges, as described in the Company’s Proxy Statement relating to the Meeting, be approved, including an increase in the number of Ordinary Shares reserved for issuance under the Company’s Employee Share Option Plan as may be required to effect such exchanges up to the limit described in such Proxy Statement.

RESOLVED, that, as part of the foregoing exchanges, the potential exchanges by Eric Paneth of his stock options of Corrigent representing approximately 1.9% of the outstanding capital stock of Corrigent (on a fully diluted basis) for options for up to approximately 1.9% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such exchanges) as of the dates of such exchanges, be approved, provided that no such exchanges be made earlier than 24 months from the date of the Meeting.

RESOLVED, that, as part of the foregoing exchanges, the potential exchanges by Izhak Tamir of his stock options of Corrigent representing approximately 1.9% of the outstanding capital stock of Corrigent (on a fully diluted basis) for options for up to approximately 1.9% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such exchanges) as of the dates of such exchanges, be approved, provided that no such exchanges be made earlier than 24 months from the date of the Meeting.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5	– Approval of Certain Amendments to the Employment Agreement of each of Eric Paneth and Izhak Tamir to, among other things, Reduce Annual Bonus, Reduce Annual Salary and Reduce Percentage for Future Salary Adjustments and Grant of Options to Purchase our Ordinary Shares

        In 1993, we entered into an employment agreement with each of Mr. Eric Paneth, our co-founder, Chairman of the Board and Chief Executive Officer, and Mr. Izhak Tamir, our co-founder, President and a Director. The employment agreement of each has since been extended several times without modification of the employment terms. The existing agreement governs the terms of employment of each of Mr. Paneth and Mr. Tamir as long as he is employed by Orckit. However, it does not provide for a specific period of employment.

        The employment agreement of each of Mr. Paneth and Mr. Tamir provides for an annual bonus based on the following percentages of our pre-tax income for the applicable year: (i) 2.5% of the first $500,000 of pre-tax income; (ii) 3.75% of the pre-tax income between $500,000 and $1.0 million; and (iii) 5% of the pre-tax income in excess of $1.0 million. For example, with respect to 2002, the bonus based on pre-tax income for each of Mr. Paneth and Mr. Tamir was approximately $185,000. There was no pre-tax income in 2003 and 2004 and, accordingly, no related bonus payment was made with respect to 2003 and 2004. However, based on our anticipated results of operations for 2005, the bonus based on pre-tax income for 2005, if not reduced as proposed in this resolution, is expected to be significant.

        On April 13, 2005, we announced that for 2005, we expect our revenues to be approximately $90.0 million and our net income to be approximately $15.0 million. We cannot give assurance that we will achieve these results, and our actual results may materially differ due to various risk factors set forth in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These projections are repeated here only for the purpose of providing background in connection with the resolutions proposed below. If we meet these projections, assuming for the purpose of this analysis that we will have no income tax liability for 2005, the 2005 bonus for each of Mr. Paneth and Mr. Tamir based on pre-tax income would be approximately $730,000.

        While Mr. Paneth and Mr. Tamir are contractually entitled to the bonus based on pre-tax income in accordance with the formula described above, the Board believes that following years of operating losses by Orckit, it would be beneficial to Orckit and its shareholders to revise the bonus formula, and Mr. Paneth and Mr. Tamir have agreed to do so. Accordingly, we propose to amend the employment agreement of each of Mr. Paneth and Mr. Tamir, effective as of January 1, 2005, in a manner that will reduce the amount of this bonus. We propose that no bonus based on pre-tax income for 2005 will be paid to either Mr. Paneth or Mr. Tamir except to the extent that the amount of our pre-tax income exceeds $15.0 million, an amount equal to the projection set forth in our announcement of April 13, 2005, and then only to the extent of 3% of such excess. Also, for 2006 and thereafter, instead of the existing formula, the annual bonus for each of Mr. Paneth and Mr. Tamir based on pre-tax income would be decreased to the following: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; and (iii) 3% of pre-tax income in excess of $15.0 million.

        The current employment agreement of each of Mr. Paneth and Mr. Tamir provides for a base salary payable in NIS, which is linked to the Israeli consumer price index, and customary employee benefits, such as managers’ insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment in lieu of a car). Under the current employment agreement, the base salary (including related employee benefits) increases by 15% per year, in addition to an adjustment linked to the Israeli consumer price index. If not reduced as proposed by this resolution, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2005 would be approximately $630,000 (based on the exchange rate of the NIS to the U.S. dollar on March 31, 2005). The base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2002, 2003 and 2004 was $410,000, $470,000 and $540,000, respectively. We propose to reduce the base salary and employee benefits for 2005 of each of them, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate of the NIS to the U.S. dollar on March 31, 2005) and to reduce the annual percentage used to adjust base salary from 15% to 5%, plus annual Israeli consumer price index adjustments, beginning in 2006. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar.

        The current employment agreement of each of Mr. Paneth and Mr. Tamir is not for a specific term and does not require the employee to give us notice prior to terminating his employment. We propose to amend each agreement to require six months advance notice by either Orckit or the employee to terminate the employment agreement.

        The severance provisions in the current employment agreement of each of Mr. Paneth and Mr. Tamir are ambiguous. Therefore, we propose to clarify each agreement to provide that, upon termination of the employment of Mr. Paneth or Mr. Tamir for any reason by either Orckit or by the employee, we would make a severance payment equal to the employee’s last monthly salary multiplied by the number of years worked for Orckit. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. Since we reserve for these severance payments in our financial statements on an ongoing basis, as required by generally accepted accounting principles, we do not expect to recognize an additional expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment.

        The other terms of the employment agreements with Mr. Paneth and Mr. Tamir will not be amended. These include, among others, a covenant not to compete during the term of employment and for a period of one year thereafter. However, the enforceability of covenants not to compete following the termination of employment is very limited under current Israeli law.

        In addition to the bonus based on pre-tax income described above, the current employment agreement of each of Mr. Paneth and Mr. Tamir provides for an annual cash bonus equal to 0.25% of our revenues for the applicable year. For 2002, 2003 and 2004, the bonus based on revenues for each of Mr. Paneth and Mr. Tamir was approximately $134,000, $4,000 and $28,000, respectively. If we achieve our projected revenues for 2005 of $90 million, the bonus payable to each of Mr. Paneth and Mr. Tamir with respect to 2005 based on our revenues would be $225,000. The bonus based on revenues will remain unchanged in the amended employment agreement.

        We propose to grant to each of Mr. Paneth and Mr. Tamir options to purchase up to 420,000 of our Ordinary Shares. Our Audit Committee and Board of Directors approved each grant under our employee incentive plan, subject to shareholder approval as required by Israeli law. If approved at the Meeting, the options would be fully vested and would have a term of seven years. The exercise price per share would be equal to the closing price of our Ordinary Shares on the Nasdaq Stock Market on the trading day immediately preceding the date of the Meeting. By way of illustration, on May 16, 2005, the last trading day before this Proxy Statement was printed, the closing price of our Ordinary Shares on the Nasdaq Stock Market was $22.43 per share. The exercise price would be based on the market price on the date prior to the Meeting rather than the time of grant by the Board of Directors, because, under generally accepted accounting principles, the “measurement date” of an option cannot occur if there is a condition of grant whose outcome is uncertain. Given our diffuse shareholder base, the approval of our Board of Directors does not necessarily mean that the requisite shareholder approval will be obtained. Based on current U.S. generally accepted accounting principles, we expect that we would not be required to record an expense in our income statement in connection with these option grants.

Required Approval

        The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of each resolution.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the employment agreement of Eric Paneth be amended as of January 1, 2005 and the grant to him of options to purchase 420,000 Ordinary Shares with an exercise price per share equal to the closing price of our Ordinary Shares on the Nasdaq Stock Market on June 22, 2005 be approved, all as described in the Proxy Statement relating to the Company’s 2005 Annual General Meeting.

        RESOLVED, that the employment agreement of Izhak Tamir be amended as of January 1, 2005 and the grant to him of options to purchase 420,000 Ordinary Shares with an exercise price per share equal to the closing price of our Ordinary Shares on the Nasdaq Stock Market on June 22, 2005 be approved, all as described in the Proxy Statement relating to the Company’s 2005 Annual General Meeting.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 6 – Appointment of Auditors

        At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, independent certified public accountants in Israel, as our auditors until the next Annual General Meeting. We intend to appoint Kesselman & Kesselman as the auditor of our controlled subsidiaries, as well. Kesselman & Kesselman have no other relationship to us or with any of our affiliates, except as auditors and tax consultants. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

        The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED,that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be appointed as the auditors of the Company until the next Annual General Meeting.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors.”

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 7 – Consideration of Financial Statements

        Our audited financial statements for the year ended December 31, 2004 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 21, 2005. You may read and copy this report without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting in accordance with applicable law and our Articles of Association, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment. The votes on any such matters will take place subsequent to the votes on all the items set forth above.

By Order of the Board of Directors, Eric Paneth Chairman of the Board and Chief Executive Officer Izhak Tamir President

Dated: May 17, 2005